22003685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
~~000112000~~

8-52747

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hyde Park Capital Advisors, LLC

SEC Mail Processing
FEB 25 2022
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 North Franklin Street
(No. and Street)

Tampa, FL 33602
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John M. McDonald III — 813.383.0206 — mcdonald@hydeparkcapital.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prida, Guida & Perez, P.A.
(Name – if individual, state last, first, and middle name)

1106 North Franklin Street Tampa, FL 33602
(Address) (City) (State) (Zip Code)

10/08/2019 — 6650
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hyde Park Capital Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNY LYNN PELLETIER
MY COMMISSION # GG 970719
EXPIRES: July 16, 2024
Bonded Thru Notary Public Underwriters

Signature: [signature]

Title: Senior Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
TABLE OF CONTENTS
DECEMBER 31, 2021

PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
Hyde Park Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC (the "Company") as of December 31, 2021, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 10 – 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prida, Guida & Perez, P.A.
Tampa, Florida
February 22, 2022

We have served as Hyde Park Capital Advisors, LLC's auditor since 2020.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	252,070
Accounts receivable		52,599
Furniture and equipment, net		13,163
Prepaid expenses and other assets		47,509
	$	365,341

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	73,972
Accrued liabilities		81,214
Member's equity		210,155
	$	365,341

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

REVENUES	
Investment banking	$ 5,804,850
EXPENSES	
Employee compensation and benefits	1,959,101
Managing director compensation and benefits	3,310,518
Business development expenses	164,498
Office expenses	304,598
Other expenses	72,431
Occupancy expenses	113,245
Professional fees	494,113
Total expenses	6,418,504
NET LOSS	(613,654)
MEMBER'S EQUITY AT BEGINNING OF YEAR	108,601
MEMBER'S CONTRIBUTIONS	715,208
MEMBER'S DISTRIBUTIONS	-
MEMBER'S EQUITY AT END OF YEAR	$ 210,155

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (613,654)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation expense	5,404
Changes in operating assets and liabilities:	
Accounts receivable	(32,599)
Prepaid expenses and other assets	(28,307)
Accounts payable and accrued liabilities	134,271
Net cash used for operating activities	(534,885)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(8,103)
Net cash used for operating activities	(8,103)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	715,208
Member's distributions	-
Net cash provided by financing activities	715,208
INCREASE IN CASH	172,220
CASH AT BEGINNING OF YEAR	79,850
CASH AT END OF YEAR	$ 252,070

See notes to the financial statements.

1. DESCRIPTION OF BUSINESS

Hyde Park Capital Advisors, LLC (the "Company") is a Florida limited liability company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Member"). As of December 31, 2021, Hyde Park Capital Partners, LLC has two members, each of whom has the same rights, privileges, and liabilities.

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private and public companies throughout the United States. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash
Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. The Company had no amounts on deposit in excess of federally insured limits at December 31, 2021.

Accounts Receivable
Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. An allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. As of December 31, 2021, no allowance for doubtful accounts has been established.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Revenue Recognition
The Company undertakes the five-step process prescribed by ASC 606 by identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue as the performance obligations are satisfied. Investment banking revenue consists of fairness opinion, advisory and success fees. Advisory fees are recognized over time as the related performance obligations are satisfied. Success fees and fairness opinion fees are recognized at a point in time when a transaction is consummated, or fairness opinion is rendered within the terms of the agreement.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the clients. A good or service is transferred to a client when, or as, the client obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the client. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the client obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). The following provides detailed information on the recognition of revenues from contracts with clients:

Clients are provided with three primary types of services: financial advisory services, private capital raising, and fairness opinions. Financial advisory services are mainly services provided to clients with respect to a merger or acquisition transaction. Most of these transactions are a sale of a majority or all of a client's assets or stock to a strategic buyer or a sale of a majority or minority of a client's assets or stock to a financial buyer such as a private equity fund in a highly structured recapitalization transaction. For financial advisory services and capital raising services the Company is typically paid a non-refundable retainer, either all at the start of the engagement or over time, and a success fee if and when a transaction is successfully closed. Revenue is recognized over time for the advisory portion of the engagement as performance obligations are satisfied over time. Revenue is recognized at a point in time for the success fee portion of the engagement if and when the performance obligation is satisfied at a successful closing of a transaction. It is typical that all retainers paid up until the success fee is earned are credited against the success fee, subject to the minimum success fee per terms of the client contract. Private capital raising services include the private placement of equity and debt. Finally, fairness opinion fee revenue is recognized at a point

in time when the Company satisfies the performance obligation when it renders a fairness opinion to a client.

Advertising and Marketing Costs
Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the year ended December 31, 2021, amounted to $29,852.

Income Taxes
The Company is treated as a partnership for income tax purposes. As a result, the member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

3. FURNITURE AND EQUIPMENT

As of December 31, 2021, furniture and equipment and the related accumulated depreciation consisted of the following:

Computer equipment & software	$ 67,884
Office equipment	14,723
Furniture	13,464
	96,071
Accumulated depreciation	(82,908)
	$ 13,163

Depreciation expense amounted to $5,404 for the year ended December 31, 2021.

4. RETIREMENT PLAN

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. During the year ended December 31, 2021, the Company made $133,900 in contributions.

5. RELATED PARTY TRANSACTIONS

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC, a company wholly-owned by the member and an affiliate of the Company. During 2010, the Company entered into an expense sharing agreement with the member to reimburse the member for a portion of the expenses incurred by the affiliate company. This agreement is reviewed and updated annually. Under the 2021 agreement, the Company recorded expense of $51,600, which is included in occupancy expenses on the accompanying statement of operations and changes in member's equity.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2021, the Company had net capital of $96,884, which was $86,538 in excess of its required net capital of $10,346. The Company's aggregate indebtedness to net capital ratio was 1.6-to-1.

7. REVENUES FROM CONTRACTS WITH CLIENTS

The following table presents the Company's revenues from contracts with customers by business activity for the period ended December 31, 2021.

	Success Fees	Advisory Fees	Fairness Opinion	TOTAL
Services transferred at a specific time	$4,864,850	$0	$0	$4,864,850
Services transferred over time	$0	$940,000	$0	$940,000
TOTAL	$4,864,850	$940,000	$0	$5,804,850

8. SUBSEQUENT EVENTS

The Company has evaluated events through February 22, 2022, the date which the financial statements were available to be issued and has determined that there were no events or transactions during such period which would require recognition or disclosure to the financial statements.

SUPPLEMENTARY INFORMATION

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL	
Total member's equity	$ 210,155
Deduct member's equity not allowable for net capital	
Total member's equity qualified for net capital	210,155
Add: Subordinated borrowings allowable in computation of net capital	-
Add: Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	210,155
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	52,599
Prepaid expenses and other assets	47,509
Furniture and equipment, net	13,163
Total deductions and/or charges	113,271
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	96,884
HAIRCUTS ON SECURITIES	-
TOTAL NET CAPITAL	$ 96,884
AGGREGATE INDEBTEDNESS	
Items included in statement in financial condition:	
Accounts payable and accrued liabilities	$ 155,186
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness	$ 10,346
Minimum net capital required	$ 5,000
Excess net capital	$ 86,538
Ratio: aggregate indebtedness to net capital	160%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE II – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company is claiming an exemption from SEA Rule 15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption under SEA Rule 15c3-3.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company is claiming an exemption from SEA Rule 15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption under SEA Rule 15c3-3.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2021

The Company is claiming an exemption from SEA Rule 15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption under SEA Rule 15c3-3.

PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
Hyde Park Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Customer Protection Rule Exemption Report ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Hyde Park Capital Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, capital raising, and other financial advisory needs. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Prida, Guida & Perez, P.A.
Tampa, Florida
February 22, 2022

Customer Protection Rule

2022 Exemption Report

Hyde Park Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, capital raising, fairness opinions, and other financial advisory needs. We (1) did not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hyde Park Capital Advisors, LLC

I, John M McDonald III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By [signature]

John M McDonald III, Senior Managing Director

Date: 2/10/22

PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Directors
Hyde Park Capital Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of Hyde Park Capital Advisors, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2021, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES (CONTINUED)

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prida, Guida & Perez, P.A.
Tampa, Florida
February 22, 2022

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
GENERAL ASSESSMENT RECONCILIATION / SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
DECEMBER 31, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 8707.28
B.	Less payment made with SIPC-6 filed (exclude interest) 6/30/2021 Date Paid	(3037.50)
C.	Less prior overpayment applied	(Ø)
D.	Assessment balance due or (overpayment)	Ø
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	Ø
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5669.78
G.	**PAYMENT:** √ the box **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☐ **Total (must be same as F above)** $ 5669.78	
H.	Overpayment carried forward $(Ø)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hyde Park Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of January, 20 22.

John Menzie Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5804,850-

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____________

(2) Net loss from principal transactions in securities in trading accounts. ____________

(3) Net loss from principal transactions in commodities in trading accounts. ____________

(4) Interest and dividend expense deducted in determining item 2a. ____________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____________

(7) Net loss from securities in investment accounts. ____________

Total additions ____________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____________

(2) Revenues from commodity transactions. ____________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____________

(4) Reimbursements for postage in connection with proxy solicitation. ____________

(5) Net gain from securities in investment accounts. ____________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________

Enter the greater of line (i) or (ii) ____________

Total deductions ____________

2d. SIPC Net Operating Revenues $ 5804,850

2e. General Assessment @ .0015 $ 8707.23

(to page 1, line 2.A.)